ArentFox Schiff LLP 1717 K Street NW Washington, DC 20006
202.857.6000 main 202.857.6395 fax
afslaw.com Ralph De Martino Partner (202) 724-6848 direct rdemartino@afslaw.com

July 21, 2023

Office of Industrial Applications and Services
Division of Corporation Finance
United States Securities and Exchange Commission
100 F St NE
Washington, DC 20549

Attention:	Jane Park
Celeste Murphy

Re:	NorthView Acquisition Corporation Registration Statement on Form S-4 Filed January 25, 2023 File No. 333-269417

To Whom It May Concern:

The undersigned serves as counsel to NorthView Acquisition Corporation (“NorthView” or the “Company”). Contemporaneous with the submission of this correspondence, NorthView filed its Amendment No. 2 (the “Amendment”) to its Registration Statement on Form S-4 filed on January 25, 2023 (File No. 333-269417). Pursuant to the comments by the staff (the “Staff”) of the Division of Corporation Finance of the United States Securities and Exchange Commission (the “Commission”), set forth in its letter dated May 31, 2023 (the “Comment Letter”), and addressed to Jack Stover, Chief Executive Officer of NorthView, the Amendment responds to the Staff’s comments included in the Comment Letter. For the convenience of the Staff, the comments included in the Comment Letter are posted below (in bold) and NorthView’s response follows each comment.

Amendment No. 1 to Form S-4 Filed May 11, 2023

Cover Page

1.
We note your disclosure that the Exchange Ratio “will be equal to the value of a share of Profusa Common Stock, based on an equity valuation of Profusa of $155,000,000, divided by an assumed value of NorthView Common Stock of $10.00 per share,” and that the “Per Share Merger Consideration” means the number of NorthView Common Shares resulting from the product of (x) each share of Profusa Common Stock . . . multiplied by (y) the Exchange Ratio.” Please amend your cover page to provide an estimated per share merger consideration as of a recently practicable date.

RESPONSE: We acknowledge the Staff’s comment and have revised the disclosure on the cover page accordingly.

Questions and Answers about the Business Combination, page xi

2.
We note your response to comment 2, and your response to comment 5 that “subsequent to the filing of the initial Registration Statement, the Company experienced stockholder redemptions such that the impact of any interim redemption level does not appear to be material relative to the No Redemption and Maximum Redemption scenarios.” Please amend your disclosure on your cover page, risk factors, and where appropriate throughout your filing, to disclose the percentage of stockholder redemptions relative to total shares outstanding as of the date of your filing.

July 21, 2023 Page 2

RESPONSE: We acknowledge the Staff’s comment and have revised the disclosure on the cover page, and pages 75, 80, 106, and 175 accordingly.

3.
We acknowledge your response to prior comment 3, which we reissue. Please expand your disclosure to address the material risks to public warrants holders arising from the differences between private and public warrants. Clarify whether recent common stock trading prices exceed the threshold that would allow the company to redeem public warrants and clearly explain the steps, if any, the company would take to notify all shareholders, including beneficial owners, regarding when the warrants become eligible for redemption.

RESPONSE: We acknowledge the Staff’s comment and have revised the disclosure on pages xviii, 86, and 87 accordingly.

Q: What equity stake will current NorthView stockholders . . ., page xii

4.
We note your disclosure in footnote 2 to the graphic at the top of page xiii that the equity ownership described in the table “[e]xcludes 1,040,000 Inducement Shares, because under this scenario they are expected to be forfeited by the Sponsor upon the closing of the Merger.” Please amend your disclosure as appropriate throughout your filing to prominently disclose, as you describe on page 135, that the Sponsor will be required to forfeit the Inducement Shares to meet the minimum cash requirements. In this regard, it appears from your table that under the no redemption scenario, the Sponsor will be required to forfeit the Inducement Shares.  As a related matter, in the graphic on the bottom of page xiii, you include a reference to footnote “(4).” We could not find this footnote.  Please advise or revise.

RESPONSE: We acknowledge the Staff’s comment and have revised the disclosure on pages xiii, xiv, 8, 20, 94, 104, 145, and 253 accordingly. Additionally, we respectfully advise the staff that the reference to footnote “(4)” has been removed from the disclosure.

Q: How will the level of redemptions by NorthView’s stockholders . . .”, page xiv

5.
We note your response to comment 5, and your amended disclosure on page xiv showing the “trust value per share” to a non-redeeming public shareholder. Please amend your disclosure to show the potential impact of redemptions on the per share value of the shares owned by non-redeeming shareholders at each redemption level, taking into account not only the money in the trust account, but the post-transaction equity value of the combined company. Your disclosure should show the impact of certain equity issuances on the per share value of the shares, including the exercises of public and private warrants, and the issuance of any earn-out shares under each redemption scenario.

RESPONSE: We acknowledge the Staff’s comment and have revised the disclosure on pages xiii and xiv accordingly.

Q: Do I have redemption rights?, page xviii

6.
We acknowledge your response to prior comment 8, which we reissue in part. Please revise to quantify the value of warrants, based on recent trading prices, that may be retained by redeeming stockholders assuming maximum redemptions, and identify any material resulting risks.

RESPONSE: We acknowledge the Staff’s comment and have revised the disclosure on page xviii, 86, and 87 accordingly.

Summary of the Proxy Statement/Prospectus Organizational Structure, page 8

July 21, 2023 Page 3

7.	Please amend your disclosure to provide a diagram of the post-business combination ownership structure of New Profusa, including ownership percentages of the relevant parties.

RESPONSE: We acknowledge the Staff’s comment and have revised the disclosure on page 9 accordingly.

Risk Factors

Risks Related to Profusa

We expect the commercialization of the Lumee Oxygen Platform to generate . . ., page 30

8.
You disclose that your “first offering is the Lumee Oxygen Platform, from which [you] expect to continue to derive nearly all [y]our commercial revenue in the near future.” Please amend your disclosure to clarify what is meant by “the near future.” Make conforming changes throughout your filing, including where you discuss “near term” revenue.

RESPONSE: We acknowledge the Staff’s comment and have revised the disclosure on pages 31 and 201 accordingly.

If we or our suppliers or distributors fail to comply . . ., page 42

9.
You disclose that “our key component suppliers may not currently be or may not continue to be in compliance with applicable regulatory requirements.” Please briefly describe any steps you take to determine whether your suppliers are in compliance with applicable regulatory requirements.

RESPONSE: We acknowledge the Staff’s comment and have revised the disclosure on page 43 accordingly.

Activities taken by existing NorthView’s stockholders to increase the likelihood . . ., page 69

10.
We acknowledge your revised disclosure in response to prior comment 15, which we reissue in part. Please provide your analysis on how such purchases by the Sponsor, NorthView’s officers and directors, advisors or any of their respective affiliates and/or their respective affiliates comply with Rule 14e-5. To the extent that you are relying on Tender Offer Compliance and Disclosure Interpretation 166.01 (March 22, 2022), available on our public website, please provide an analysis regarding how it applies to your circumstances. Revise your disclosure as appropriate for consistency.

RESPONSE: We acknowledge the Staff’s comment and confirm that any such purchase of NorthView shares will comply with the conditions indicated in Tender Offer Compliance and Disclosure Interpretation Question 166.01 (“C&DI Question 166.01”). In response to the Staff’s comments, we have also revised the disclosure on pages 67, 68, 71 and 131 accordingly to clarify that any public shares purchased by the Sponsor or affiliates of NorthView will be structured in compliance with the requirements of Rule 14e-5 under the Exchange Act. We also respectfully inform the Staff that, to the extent the Company makes any such purchases, the Company intends to file in a Current Report on Form 8-K the requisite information outlined in C&DI Question 166.01. With respect to the statement that the purpose of such share purchases could be to vote in favor of the business combination, we respectfully inform the Staff that we have removed such statement from pages 67 and 68.

There is a risk that the new 1% U.S. federal excise tax may be imposed . . ., page 72

July 21, 2023 Page 4

11.
Describe, if applicable, the risk that if existing SPAC investors elect to redeem their shares such that their redemptions would subject the SPAC to the stock buyback excise tax, the remaining shareholders that did not elect to redeem may economically bear the impact of the excise tax.

RESPONSE: We acknowledge the Staff’s comment and have revised the disclosure on page 75 accordingly.

Upon the completion of the Business Combination, the Profusa Stockholders . . ., page 79

12.	Please update the ownership percentages referenced in this risk factor for consistency with your disclosure throughout the filing.

RESPONSE: We acknowledge the Staff’s comment and have revised the disclosure on page 81 accordingly.

The Merger Agreement, page 91

13.
We note your disclosure in the last sentence of the first paragraph that “you should not rely on the representations and warranties as current characterizations of factual information about NorthView or Profusa, because they were made as of specific dates, may be intended merely as a risk allocation mechanism between NorthView, Merger Sub and Profusa, and are modified by the disclosure schedules.” Please revise to remove any potential implication that the referenced merger agreement, or any descriptions of its terms, do not constitute public disclosure under the federal securities laws.

RESPONSE: We acknowledge the Staff’s comment and have revised the disclosure on page 95 accordingly.

Related Agreements

Profusa Support Agreements, page 100

14.
You disclose that within twenty-four hours following the execution of the merger agreement, certain stockholders of Profusa representing the requisite votes necessary to approve the merger agreement are expected to enter into support agreements. It also appears from your disclosure that the merger agreement was executed on November 7, 2022. Please clarify whether the Profusa stockholders entered into the support agreements.

RESPONSE: We acknowledge the Staff’s comment and have revised the disclosure on page 103 accordingly.

The Background of the Business Combination, page 101

15.
Please revise your background of the business combination section to include a discussion of negotiations relating to material terms of the transaction, including the merger consideration and equity value of Profusa; the terms of the earnout provisions, including the terms of the earnout that were amended downward; the minimum net cash at closing; the financial inducements to enter lock-up agreements; and the terms of the lock- up agreements. In your revised disclosure, please explain the reasons for such terms, each party’s position on such issues, and how you reached agreement on the final terms.

RESPONSE: We acknowledge the Staff’s comment and have revised the disclosure on pages 108 through 109 accordingly.

Opinion of Marshall & Stevens, page 107

16.
Given that the projected revenue for Profusa’s 2022 fiscal year is not consistent with the company’s financial statements included in the filing, please confirm whether the projections still reflect management’s views on future performance. Describe what consideration your board gave to obtaining updated projections or a lack of reliance upon the projections. As a related matter, given your disclosure that Profusa is an early-stage company, please explain how the timeframe for the projections was selected, and address the reliability of the projections and underlying assumptions related to the later years presented.

RESPONSE: We respectfully inform the Staff that Profusa initially prepared projections that were used in connection with negotiations leading up to the Letter of Intent entered into with the Company. The Company and Profusa initially discussed these projections with the Company in late May and early June 2022 as part of the Company’s ongoing due diligence effort. Following the execution of the Letter of Intent, Profusa prepared an updated financial forecast in late June 2022. Profusa then prepared and delivered an updated financial forecast to the Company on October 6, 2022, to reflect delays in the expected timing of increases in revenue and operating profit. The seven-year timeframe of the projections was selected as Profusa’s management and its advisors considered the expected to launch a new product in 2024 and considered it reasonable for the projections to include a five-year forecast following such product launch in order to reflect the associated growth and maturation of the revenue cycle of such product.  This updated financial forecast served as the basis of the Company Board’s decisions to proceed with entering into the Merger Agreement and are the basis of the projections presented in the Registration Statement. We further advise the staff that Marshall & Stevens Transaction Advisory Services LLC, in preparing their fairness opinion, extended the projection period by three years in order to reduce the growth rate to reflect an expected ramp-down in revenue growth to a growth rate of approximately 9.4% in 2031 and an expected long term growth rate of 2.5% in the terminal period.

Additionally, we confirm that the projections continue to reflect management's views of future performance, however further delays in capital fundraising would be expected to delay the projected increases revenue. As such, the Company and Profusa will continue to analyze Profusa’s financial forecasts, and if it is determined that the projections no longer reflect management’s expectation, the Company represents that the projections will be amended and included in an amendment to the Registration Statement.  We respectfully advise the Staff that the Company has revised its disclosure on pages 108 through 109.

July 21, 2023 Page 5

From time to time, Profusa assesses its projections to ensure they still reflect managements’ good faith estimates of future performance. Following a review of Profusa’s forecasting methodologies, its year to date performance, and a review of opportunities in its pipeline, as well as expectations around the timing of the consummation of Business Combination, Profusa management has determined that updates to its financial projection forecasts are necessary to account for changes in the expected timing of the consummation of the Business Combination.  Because the timing of the consummation of the Business Combination is still uncertain and because any delay in the consummation of the Business Combination has an impact on Profusa’s financial projection forecasts due to Profusa’s expected use of proceeds from the Business Combination in its operations, Profusa management is still in the process of revising its financial projection forecasts and anticipates included updated projections in a subsequent amendment of the Registration Statement.

Material U.S. Federal Income Tax Considerations, page 128

17.
We acknowledge your revised disclosures in response to prior comment 22. We note that the tax opinion exhibit refers to assumptions, exceptions, limitations and qualifications set forth in the registration statement and that the registration statement also refers to the assumptions, exceptions, limitations and qualifications set forth in the tax opinion exhibit. Please revise to clarify the qualifications in the registration statement upon which the tax opinion relies, and to address and express a conclusion for each material federal tax consequence described in your registration statement. For additional guidance concerning assumptions and opinions subject to uncertainty, refer to Staff Legal Bulletin No. 19.

RESPONSE: We acknowledge the Staff’s comment and have revised the form of tax Opinion attached as Exhibit A hereto.

Unaudited Pro Forma Condensed Combined Balance Sheet, page 139

18.
We note that adjustment (F) includes a $11,194 debit to APIC for the reclassification of Profusa’s deferred offering costs to permanent equity. In light of the fact that cash from the Trust Account in both the minimum and maximum redemption scenarios is less than these offering costs, please tell us what consideration was given to expensing the costs in excess of the Trust Account cash.  Refer to SAB Topic 5A.

RESPONSE: We respectfully advise the staff that the total transaction costs shown as debit to APIC as adjustment (E) in the revised pro forma condensed combined balance sheet as of March 31, 2023 include costs that are related directly to PIPE. The revised pro forma Trust Account balance as of March 31, 2023 is $10,392 thousand, and the costs shown as debit to APIC are $11,323 thousand, which include approximately $1,023 thousand related directly to PIPE. Accordingly, the Trust Account balance in the revised pro forma financial statements is in excess of the offering costs related to the Merger.

19.
We note your response to comment 27. Notwithstanding the fact that the modification of the Senior Notes did not occur until September 27, 2022, the unaudited pro forma condensed combined statement of operations for the year ended December 31, 2022 reflects the Business Combination and related transactions, contemplated by the Merger Agreement as if they had occurred on January 1, 2022. Given the Senior Notes are assumed to have been converted into common stock on January 1, 2022, please reassess the related interest expense that should be eliminated.

RESPONSE: We respectfully advise the staff that the September 27, 2022 Senior Notes modification did not constitute a troubled debt restructuring under ASC 470-60, while the post-modification terms were deemed to be substantially different form the pre-modification terms under ASC 470-50, due to, among other factors, the addition of a feature that allows for the conversion of the Senior Notes upon a merger with a SPAC. Accordingly, Profusa applied the extinguishment model of modification accounting of ASC 470-50, under which the pre-modification debt is considered to have been extinguished, and a new debt is considered to have been issued and recognized at fair value. Further, the Senior Notes prior to the September 27, 2022 modification did not include a conversion provision in the event of de-SPAC. Therefore, Profusa believes that it would be inappropriate to eliminate the interest expense as well as the changes in the fair value of any bifurcated derivative instruments related to the Senior Notes prior to the September 27, 2022.

We further note that the subsequent modification of the Senior Notes as well as of the Junior Notes on November 3, 2022 represented a trouble debt restructuring under ASC 470-60. Unlike debt modification guidance of ASC 470-50, troubled debt restructuring accounting model of ASC 470-60 does not result in debt extinguishment, but rather implies that the existing debt continues to be outstanding on modified terms. Accordingly, the Company believes it is appropriate to eliminate the earnings impact of the Junior Notes for all periods presented, and the earnings impact of the Senior Notes for the periods following the September 27, 2022 modification.

Unaudited Pro Forma Condensed Combined Statements of Operations, page 141

20.
We note your response to comment 32. Based on the specific terms and conditions of the Milestone Earnouts and Profusa Inducement Recoupment, please provide your basis for recognizing issuances under these agreements. For example, we note the terms of the Milestone Earnouts discussed on page 135. It is not clear how, based on these terms, you determined it was appropriate to reflect this issuance. We also note that you are presenting the issuances for purposes of adjustment (EE) but then not for purposes of determining your net loss per share amounts on page 144. Please advise or revise as necessary.

RESPONSE: We respectfully advise the Staff that the Milestone Earnouts and Profusa Inducement Recoupment Earnouts included in the pro forma condensed combined financial statements do not represent issuance of the respective shares, but rather the rights of the shareholder to receive such shares in the future. Upon consummation of the Merger, the Company’s and Profusa’s shareholders will become entitled to receive such shares in the future upon achievement of the respective milestones. Such right to receive the respective shares in the future constitutes a financial instrument issued to the shareholders as of the closing of the Merger. The underlying shares that may be issued in the future are excluded from the calculation of net loss per share, because they are contingently issuable. We have amended our disclosures on pages 142, 143 and 151 to further clarify the nature of these instruments.

July 21, 2023 Page 6

Note 2. Net Loss per Share, page 143

21.
We note that the Milestone Earnout Shares, Sponsor Inducement Recoupment Shares and Profusa Recoupment Shares as well as outstanding Profusa Options have been excluded from basic and dilutive earnings per share. Please disclose in tabular form the nature and number of securities that could potentially dilute earnings per share in the future.

RESPONSE: We have updated our disclosure of net loss per share on page 153 to include in tabular form the nature and number of securities that could potentially dilute earnings per share in the future.

Comparative Per Share Data, page 146

22.	We note your response to comment 33. The following continues to remain unclear:

•	Please explain how you determined the exchange ratio for purposes of determining the Profusa equivalent pro forma per share data amounts; and

•	It is not clear what the weighted average shares outstanding amount of 8,126,171 under the Profusa equivalent pro forma per share data represents.

Please revise your disclosures accordingly.

RESPONSE: We respectfully advise the staff that no separate calculation of the exchange ratio was applied for the purposes of calculating the Profusa equivalent pro forma book value per share and Profusa equivalent pro forma net loss per share of New Profusa. The Company applied the Exchange Ratio determined in accordance with the provisions of the Merger Agreement, which is the same Exchange Ratio that is applied throughout the Amendment. We have amended the disclosure on page 155 to indicate that the Exchange Ratio is calculated in accordance with the Merger Agreement.

Further, in response to the Staff’s comment, we have excluded the disclosure of the weighted average shares outstanding amount under the Profusa equivalent pro forma per share data, as the disclosure of such information is not required.

Profusa’s Business, page 179

23.
We acknowledge your revised disclosure in response to prior comment 35, which we reissue in part. We refer to your disclosure on page 179 that such Asian investors have “not only been interested for several years but have invested in Profusa’s development to date . . .” Please expand your disclosure to describe such investors’ investments in Profusa to date.

RESPONSE: We acknowledge the Staff’s comment and have revised the disclosure on page 190 accordingly.

24.
We note your revised disclosure in response to prior comment 37, which we reissue in part. Please revise to balance your disclosure with equally prominent disclosure of the limitations and challenges Profusa faces in implementing its business strategy and gaining regulatory acceptance, including the implications if the company does not receive approval under the Section 510(k) regulatory pathway. We also note your disclosure that Profusa has not yet commercialized its Lumee Oxygen product in Europe since receiving its CE Mark in January 2020, that Profusa’s Lumee Oxygen recently completed the pilot phase of its clinical study, and that the company’s oxygen sensor and glucose monitoring device are currently for research use only applications.

RESPONSE: We acknowledge the Staff’s comment and have revised the disclosure on pages 119, 198, 210, and 211 accordingly.

Commercial Strategy, page 193

July 21, 2023 Page 7

25.
We acknowledge your response to prior comment 42, which we reissue in part. Please revise your disclosure to clarify that certain of the publications in peer-reviewed journals involved Profusa service providers as co-authors.

RESPONSE: We acknowledge the Staff’s comment and have revised the disclosure on pages 204 and 205 accordingly.

26.
We note your response to prior comment 43 that certain U.S.-based Key Opinion Leaders have received equity in Profusa as part of a stock option plan. Please include disclosure that describes the role of such key opinion leaders who provided expertise with regards to Lumee Oxygen and how they were compensated, including details relating to the stock option plan.

RESPONSE: We acknowledge the Staff’s comment and have revised the disclosure on pages 205, 221 and 223 accordingly.

Intellectual Property, page 194

27.
We acknowledge your revised disclosure on page 194 in response to prior comment 44, which we reissue in part. Please revise to identify for each material patent and pending patent, as applicable, the scope and technology of each patent or patent application, the type of patent protection (such as composition of matter, use or process), the jurisdiction and expiration dates. In this regard, consider using tabular disclosure in addition to the narrative for ease of use.

RESPONSE: We acknowledge the Staff’s comment and have revised the disclosure on pages 206 through 209 accordingly.

Competition, page 195

28.
We note your revised disclosure on page 195 in response to prior comment 45, which we reissue in part. You disclose that your competitors for Lumee Glucose with existing Continuous Glucose Monitoring technologies “target” both Type 1 and Type 2 diabetes patients, as well as prediabetics.  Please revise to disclose whether any of your competitors have developed glucose monitoring devices targeting Type 1 diabetes, Type 2 diabetes and/or prediabetes, or if they are developing such devices, and where they are in the development process.

RESPONSE: We acknowledge the Staff’s comment and have revised the disclosure on page 210 accordingly.

General

29.
Please file the Business Combination Marketing Agreement, Binding Term Sheet for APAC Joint Venture, and any other relevant material contracts as exhibits to your registration statement. See Item 601(b)(10) of Regulation S-K. Alternatively, tell us why you do not believe you are required to do so.

RESPONSE: We acknowledge the Staff’s comment and have included such documents as Exhibits 10.5, 10.6, and 10.7 to the Registration Statement.

* * * * *

July 21, 2023 Page 8

If you have any comments or questions please feel free to address them to the undersigned. You can reach me at my office at 202-724-6848, on my mobile telephone number at 202-415-8300, and via email at ralph.demartino@afslaw.com.

Thank you in advance for your prompt attention to this Correspondence and to the Amendment. We expect to file a Rule 461 request as soon as the Staff confirms that it has no further comments.

Respectfully submitted,

Ralph V. De Martino

RVD/mc
cc: Jack Stover

July 21, 2023 Page 9
Exhibit A

[●], 2023

NorthView Acquisition Corp.
207 West 25th St, 9th Floor
New York, NY 10001

Re:  Registration Statement on Form S-4

Ladies and Gentlemen:

We have acted as counsel to NorthView Acquisition Corp., a Delaware corporation (the “Parent”), in connection with the negotiation and execution of Merger Agreement and Plan of Reorganization, dated as of November 7, 2022, by and among Parent, NV Profusa Merger Sub, Inc., a Delaware corporation and a direct, wholly owned subsidiary of Parent (“Merger Sub”), and Profusa, Inc., a California corporation (the “Company”) (the “Agreement”), pursuant to which Merger Sub will merge with and into the Company with the Company surviving the merger (the “Merger”). Reference is made to the Registration Statement on Form S-4 of Parent, including joint proxy statement/prospectus forming a part thereof, initially filed with the Securities and Exchange Commission under the Securities Act of 1933, as amended (the “Securities Act”), on [●] (as amended or supplemented through the date hereof, the “Registration Statement”), relating to the Merger. Capitalized terms used but not defined herein have the meaning given to such terms in the Registration Statement.

In providing our opinion, we have examined the Agreement, the Registration Statement, and such other documents as we have deemed necessary or appropriate for purposes of this opinion (collectively, the “Documents”).  In our examination of the Documents, we have assumed, without independent verification, (i) their completeness and authenticity, (ii) that each of the Documents has been or will be duly authorized and executed in the form as examined by us and will be binding upon all parties thereto, (iii) the parties to each agreement have complied, and will comply, with all of their respective covenants, agreements and undertakings contained therein, (iv) that the transactions provided for by each agreement were and will be carried out in accordance with their terms, (v) that the Merger will be consummated in compliance with the Agreement, and (vi) that the parties to the Merger Agreement have no plan or intention to waive or modify, and have not waived or modified, any of the material terms or conditions in the Agreement.  We are relying upon the accuracy of any representations or statements made that are qualified by the maker’s knowledge or belief as if such representations or statements were made without such qualification. We have also assumed that as to all matters for which a person or entity has represented that such person or entity is not a party to, does not have, or is not aware of, any plan, intention, understanding, or agreement, there is no such plan, intention, understanding, or agreement. We have not been asked to and have not attempted to verify any facts, information, warranties or representations (collectively “statements”) through independent investigation and are assuming that each is true, correct and complete as of the date hereof and that no actions inconsistent with such statements have occurred or will occur.

Based on and subject to the foregoing, the qualifications, exceptions, assumptions, qualifications and limitations contained herein and in the Registration Statement, it is our opinion that (i) the Merger will constitute a reorganization within the meaning of Section 368(a) of the Code and (ii) the statements in the Registration Statement set forth under the caption “Material U.S. Federal Income Tax Consequences—Tax Consequences to Holders Electing to Exercise Redemption Rights,” to the extent that they constitute descriptions or summaries of material U.S. federal income tax considerations for holders of public shares of NorthView Common Stock with respect to the exercise of their redemption rights, are accurate in all material respects.

We express no opinion on any issue relating to the tax consequences of the transactions contemplated by the Agreement or the Registration Statement other than the opinion set forth above, nor do we express any opinion on any other issue relating to the Company or to any investment therein or under any other law.  In addition, we express no opinion as to the tax treatment of any conditions existing at the time of, or effects resulting from, transactions that are not specifically addressed herein.

July 21, 2023 Page 10

Our opinion is based upon the Code, the income tax regulations promulgated thereunder, and administrative and judicial determinations, all as of the date hereof and all of which are subject to change either prospectively or retroactively.  In addition, our opinion is based upon our knowledge of the facts as of the date hereof. If (i) the relevant facts at the time of closing differ from those represented to us in the representation certificates provided to us by NorthView’s officer(s) and Profusa’s officer(s) or reflected in the Documents, (ii) the Merger is completed under terms not contained in the Agreement, (iii) our assumptions prove to be untrue, or (iv) the existing authorities are modified by legislative, administrative or judicial action, our conclusions may differ and our opinion may not be relied upon. Furthermore, by rendering this opinion, we undertake no responsibility to provide a revised opinion or other advice, and we assume no duty to communicate with you with respect to any new developments in the application or interpretation of the federal income tax laws.
You should be aware that no ruling has been sought or obtained from the Internal Revenue Service (the “Service”) as to the federal income tax consequences of any aspect of the exercise of redemption rights by holders of public shares of NorthView Common Stock and that our opinion is not binding on the Service. You should also be aware that there can be no assurance, and none is hereby given, that the Service will not take a position contrary to the position reflected in our opinion, or that our opinion will be upheld by the courts if challenged by the Service.
We hereby consent to the filing of this opinion as an exhibit to the Registration Statement and to the use of our name in the “Material U.S. Federal Income Tax Considerations” section in the Registration Statement. In giving such consent, we do not thereby concede that we are within the category of persons whose consent is required under Section 7 of the Securities Act or the rules and regulations of the Securities and Exchange Commission thereunder.

Very truly yours,

ArentFox Schiff LLP